SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2026

1.              DATE, TIME, AND PLACE: on March 25, 2026, at 1:00 p.m., at the offices of Braskem S.A. (“Braskem” or the “Company”), located at Rua Lemos Monteiro, No. 120, 22nd floor, in the City of São Paulo, State of São Paulo, ZIP Code 05501-050, Brazil.

2.              CALL NOTICE, ATTENDANCE AND BOARD: An Ordinary Meeting of the Company, duly called in accordance with the Company’s Bylaws, was held with the participation of all members of the Board of Directors, as listed below, with Board members José Mauro M. Carneiro da Cunha, Luiz Eduardo Valente Moreira and Paulo Roberto Britto Guimarães attending via Microsoft Teams. Also in attendance were Mr. Rodrigo Montecchiari, a member of the Finance and Investments Committee, the Chief Executive Officer, Roberto Ramos, Vice Presidents Felipe Jens and Geraldo Vilaça, as well as Ms. Lilian Bruno, Ms. Clarisse Schlieckmann, Ms. Naiara Assad and Ms. Larissa Varella. The Chairman of the Board of Directors (the “Chairman”) presided over the meeting, and Ms. Lilian Bruno acted as Secretary thereof.

3.              AGENDA, RESOLUTIONS AND MATTERS SUBMITTED FOR INFORMATION OR OF INTEREST TO THE COMPANY:

4.              RESOLUTIONS: After review of the matters submitted for resolution, the related supporting materials having been previously made available to the members of the Board of Directors and to remain on file in the Company’s Corporate Governance portal, the following resolutions were duly adopted:

(i)	To consider and express an opinion on the Annual Management Report and the respective Accounts of the Officers, the Annual Financial Statements, and the proposal for Allocation of Results, all related to the fiscal year ended December 31, 2025: following prior review of the matter, with a favorable recommendation from the Statutory Compliance and Audit Committee (Comitê de Conformidade e Auditoria Estatutário – “CCAE”), and after the presentation made by Mr. Felipe Jens, on which occasion the matter was discussed and the Chairman of the Fiscal Council, Mr. Paulo Cicero Silva Neto, as well as the Coordinator of the CCAE, Mr. Gesner de Oliveira, were heard, the members of the Board of Directors expressed a favorable opinion on the Management Report, the respective Accounts of the Officers and the Financial Statements, including the explanatory notes, all related to the fiscal year ended December 31, 2025, for submission to the Ordinary General Meeting. Such financial statements reflect the net loss for the fiscal year ended December 31, 2025, as set forth in the Statement of Changes in Shareholders’ Equity, in the amount of R$ 9,879,465,238.91 (nine billion, eight hundred seventy-nine million, four hundred sixty-five thousand, two hundred thirty-eight reais and ninety-one centavos), fully recorded under the caption “Accumulated Losses,” which now reflects an updated balance of R$ 23,901,578,923.33 (twenty-three billion, nine hundred one million, five hundred seventy-eight thousand, nine hundred twenty-three reais and thirty-three centavos); and
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BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2026

(ii)	Call of an Ordinary General Meeting to resolve on: (i) review, discussion and voting of the Company’s Financial Statements, accompanied by the report and opinion of the Independent Auditors, the opinion of the Fiscal Council and the report of the Statutory Compliance and Audit Committee, all related to the fiscal year ended December 31, 2025; (ii) review, discussion and voting of the Management Report and the respective Accounts of the Officers related to the fiscal year ended December 31, 2025; (iii) election of the members of the Company’s Board of Directors and their respective alternates; (iv) election of the Chairman and Vice Chairman of the Company’s Board of Directors; (v) election of the members of the Company’s Fiscal Council and their respective alternates; and (vi) determination of the aggregate annual compensation of the Company’s officers and members of the Fiscal Council for the fiscal year ending December 31, 2026: the call of the Ordinary General Meeting is hereby approved, by means of publication of the respective Call Notice, in accordance with applicable law, to resolve on: (i) review, discussion and voting of the Company’s Financial Statements, accompanied by the report and opinion of the Independent Auditors, the opinion of the Fiscal Council and the report of the Statutory Compliance and Audit Committee, all related to the fiscal year ended December 31, 2025; (ii) review, discussion and voting of the Management Report and the respective Accounts of the Officers related to the fiscal year ended December 31, 2025; (iii) election of the sitting and alternate members of the Company’s Board of Directors; (iv) election of the Chairman and Vice Chairman of the Company’s Board of Directors; (v) election of the members of the Company’s Fiscal Council and their respective alternates; and (vi) determination of the cap on the aggregate annual compensation of the Company’s officers and members of the Fiscal Council for the fiscal year ending December 31, 2026.
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BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2026

4.1.         Matters Submitted for Information: Nothing to report.

4.2.         Matters of Interest to the Company: Nothing to report

5.              CLOSING: There being no further matters to discuss, the meeting was adjourned, and these minutes were drawn up and, after having been read, discussed and found to be in order, were signed by all Directors present, as well as by the Chairman and the Secretary.

São Paulo, March 25, 2026.

Héctor Núñez	Lilian Bruno
Chairman	Secretary

Carlos Plachta	Gesner José de Oliveira Filho

João Pinheiro Nogueira Batista	José Mauro M. Carneiro da Cunha

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BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
a Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2026

Juliana Sá Vieira Baiardi	Lucas Cive Barbosa

Luiz Eduardo Valente Moreira	Mauricio Dantas Bezerra

Olavo Bentes David	Paulo Roberto Britto Guimarães

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.